Exhibit 2
BIOMIRA INC.

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Biomira Inc. (“Biomira” or the “Company”)
2011 - 94 Street
Edmonton, Alberta  T6N 1H1

2.	Date of Material Change

November 2, 2007

3.	News Release

Biomira issued a news release on Canada News Wire on November 5, 2007.

4.	Summary of Material Change

On November 5, 2007, Biomira announced that on November 2, 2007 it received a letter from The Nasdaq Stock Market, Inc. (“Nasdaq”) notifying the Company that for the 30 consecutive trading days preceding the date of the letter, the bid price of the Company’s common stock had closed below the $1.00 per share minimum required for continued inclusion on the Nasdaq Global Market pursuant to Nasdaq Marketplace Rule 4450 (a) (5).  The letter further notified the Company that, in accordance with Nasdaq Marketplace Rule 4450(e)(2), the Company will be provided 180 calendar days, or until April 30, 2008, to regain compliance with the minimum bid price requirement.  Compliance will be achieved if the bid price per share of the Company’s common stock closes at $1.00 per share or greater for a minimum of ten (10) consecutive trading days prior to April 30, 2008.

If compliance with Nasdaq’s Marketplace Rules is not achieved by April 30, 2008, and if the Company is not eligible for an additional compliance period, Nasdaq will provide notice that the Company’s common stock will be delisted from the Nasdaq Global Market.  In the event of such notification, the Company would have an opportunity to appeal Nasdaq’s determination or to apply to transfer its common stock to the Nasdaq Capital Market.

5.	Full Description of Material Change

On November 5, 2007, Biomira announced that on November 2, 2007 it received a letter from The Nasdaq Stock Market, Inc. (“Nasdaq”) notifying the Company that for the 30 consecutive trading days preceding the date of the letter, the bid price of the Company’s common stock had closed below the $1.00 per share minimum required for continued inclusion on the Nasdaq Global Market pursuant to Nasdaq Marketplace Rule 4450(a)(5).  The letter further notified the Company that, in accordance with Nasdaq Marketplace Rule 4450(e)(2), the Company will be provided 180 calendar days, or until April 30, 2008, to regain compliance with the minimum bid price requirement.  Compliance will be achieved if the bid price per share of the Company’s common stock closes at $1.00 per share or greater for a minimum of ten (10) consecutive trading days prior to April 30, 2008.

The Company expects to regain compliance with the minimum bid price rule as one result of the reverse stock split included in the plan of arrangement to be considered at the upcoming special meeting of the Company’s shareholders.  The Company has previously announced a special meeting of shareholders to be held at 9:00 a.m. (Mountain Time) in Edmonton, Alberta on December 4, 2007.  At the meeting, the Company’s shareholders will consider a special resolution to approve a plan of arrangement under which the Company will migrate to the United States by creating a Delaware holding corporation, Oncothyreon Inc., which will become the ultimate parent corporation of a successor to Biomira and its subsidiaries.  If the plan of arrangement is approved by shareholders of Biomira and other conditions are satisfied, including the issuance by the Alberta Court of Queen’s Bench of a final order approving the plan of arrangement, each outstanding common share of Biomira Inc. will be exchanged for one-sixth of a share of common stock of Oncothyreon Inc., which will have the effect of a 6 for 1 reverse stock split of Biomira Inc. common shares.

If compliance with Nasdaq’s Marketplace Rules is not achieved by April 30, 2008, and if the Company is not eligible for an additional compliance period, Nasdaq will provide notice that the Company’s common stock will be delisted from the Nasdaq Global Market.  In the event of such notification, the Company would have an opportunity to appeal Nasdaq’s determination or to apply to transfer its common stock to the Nasdaq Capital Market.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

None.

8.	Executive Officer

The name and business telephone number of an executive officer of Biomira who is knowledgeable about this material change and this report and who may be contacted in connection with this report is:

Edward A. Taylor
Vice-President Finance & Administration
Biomira Inc.
2011 - 94 Street
Edmonton, Alberta  T6N 1H1
Telephone:       (780) 450-3761

9.	Date of Report

November 5, 2007

BIOMIRA INC.

/s/ “Edward A. Taylor”
By:          Edward A. Taylor
Vice-President Finance & Administration